Exhibit 99.1

Youdao Announces Plan to Dispose of its Academic AST Business

Hangzhou, China – September 30, 2021 - Youdao, Inc. (“Youdao” or the “Company”) (NYSE: DAO), a leading intelligent learning company in China, today announced its plan to dispose of its after-school tutoring services for academic subjects included in China’s compulsory education system (the “Academic AST Business”), as part of its efforts to fully comply with applicable PRC regulatory requirements which have been previously discussed in the Company’s press releases on July 26, 2021 and August 19, 2021.

As the Company previously announced, the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education published in July by the PRC central government (the “Central Government Opinions”) and related measures subsequently published by the local government in Beijing require that existing Academic AST providers be re-registered as non-profit organizations. To implement the Central Government Opinions, on September 3, 2021 the Ministry of Education, Ministry of Civil Affairs and State Administration for Market Regulation of the PRC jointly published the Notice on Re-registration of Academic AST Institutions as Non-Profit Organizations, which requires, among other things, that all Academic AST providers be re-registered as non-profit organizations by the end of 2021.

To comply with such regulatory requirements, on September 30, 2021, Youdao submitted an application to the competent local government for approval of the proposed disposal of its Academic AST Business to a buyer with which Youdao is in discussions. The total consideration for the transaction will be determined after arm’s length negotiations between Youdao and the buyer, subject to definitive agreements to be entered into by the relevant parties. The proposed transaction involves the disposal of Youdao’s Academic AST Business, including the transfer of the related employees and assets and liabilities (including existing service contracts with enrolled students), to the buyer. Youdao currently expects the transaction to be completed by the end of 2021, subject to execution of the definitive agreements and regulatory approval. There can be no assurance regarding the ultimate timing of the proposed transaction or that the transaction will be completed.

In the second quarter of 2021, revenues from Youdao’s Academic AST Business accounted for approximately 24% of its total revenues.

Youdao is committed to fully complying with applicable PRC laws and regulations, including all regulations and rules adopted by the central and local governments of China which are designed to implement the requirements of the Central Government Opinions. Youdao will continue to work constructively with the government authorities in connection with the proposed disposal of the Academic AST Business and to continue developing and improving its innovative products and technologies for its users.

About Youdao, Inc.

Youdao, Inc. (NYSE: DAO) is a leading intelligent learning company in China dedicated to developing and using technologies to provide learning content, applications and solutions to users of all ages. Building on the popularity of its online knowledge tools such as Youdao Dictionary and Youdao Translation, Youdao now offers online courses covering a wide spectrum of age groups, subject matters, learning goals and areas of interest. In addition, Youdao has developed a variety of interactive learning apps and smart learning devices. Youdao was founded in 2006 as part of NetEase, Inc. (NASDAQ: NTES; HKEX: 9999), a leading internet technology company in China. For more information, please visit: http://ir.youdao.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding such risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

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